Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – June 9, 2016

Tanzanian Royalty Exploration Corporation Report - Lifting Force Majeure

TORONTO, ONTARIO--(Marketwired June 9, 2016) – In March 2016, Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") declared force majeure under its Joint Venture Agreement for the Re-Development of the Buckreef Gold Mine with State Mining Corporation of Tanzania (“Stamico”).   This was appropriate and necessary in order to protect our personnel, property and vested interests in our mines.  In our case, over two hundred illegal miners invaded our camp following a controversial speech by a government official. For reference see our news release dated March 3, 2016.

The Company thereafter moved to open negotiations with Stamico in order to resolve these issues in Tanzania.  The Company consulted counsel and was apprised by counsel that we had a viable avenue of relief in the Canadian Tanzanian Economic Treaty of 2013 (“the Treaty”).  The aim of the Treaty is to intensify economic co-operation and promote sustainable development for the mutual benefit of both countries and to create and maintain favourable conditions for investments by investors of one party in the territory of the other party, and includes provisions for the promotion and reciprocal protection of such investments favour the economic prosperity and sustainable development of the two Parties by stimulating investment initiatives.

For further information regarding the Treaty, please see:

Agreement between the Government of Canada and the Government of the United Republic of Tanzania for the Promotion and Reciprocal Protection of Investments

http://www.international.gc.ca/trade-agreements-accords-commerciaux/agr-acc/fipa-apie/tanzania-text-tanzanie.aspx?lang=eng

We are a Canadian company that has invested $93,500,000 CDN in Tanzania. Our desire is not to litigate with Tanzania. Our goal is to carry on our corporate business in Tanzania and fulfill our contractual commitments in peace and harmony with the support of the Canadian and Tanzanian governments.

The Treaty between the governments is binding on the governments themselves under the auspices of the United Nations.  It is in the best interests of the Company to move forward with better government to government relations. We wish to work in harmony.  We will endeavour to achieve our goals and work in

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peace and harmony through this Treaty without huge legal costs to the Company.  By invoking its rights under the Treaty, the Company is satisfied that it can safely declare the force majeure situation to be alleviated, and move forward to resolve issues in reliance on this international Treaty between the Governments of Canada and the United Republic of Tanzania.

We will make continued progress reports as appropriate and necessary in regard to this matter.

Due to these new developments we anticipate an expeditious return to processing and will apprise you accordingly.

Respectfully submitted,

James E. Sinclair

Chief Executive Officer

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release